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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement by Scottish Power plc, Scottish Power’s Pacificorp identifies new plant resource.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 11, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

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SCOTTISHPOWER’S PACIFICORP IDENTIFIES NEW PLANT RESOURCE

ScottishPower’s US regulated subsidiary, PacifiCorp, today announced it has approved the development and construction of a new 534 MW natural gas-fired combined-cycle gas turbine (CCGT) generation plant to be located near Salt Lake, City, Utah, named Lake Side.

PacifiCorp intends to enter into an asset purchase and sale agreement with Summit Vineyard LLC (Summit) of Denver, Colo., to develop the plant, and with Siemens Westinghouse Power Corporation to construct the plant. The cost of the plant, including electrical and gas grid connections, is expected to be approximately $330 million and title to the plant will be transferred to PacifiCorp upon completion.

The Lake Side Power Plant was selected as the best option from 53 offers submitted to PacifiCorp as part of the company’s requests for new base load resources to be on line for summer 2007. Summit and Siemens-Westinghouse Power Corporation have built 12 plants together over the past six years. PacifiCorp is expected to operate the plant and Siemens-Westinghouse Power Corporation will provide a long-term service agreement.

PacifiCorp expects to file the regulatory approval requests with the Utah Public Service Commission during May 2004.

PacifiCorp President and CEO Judi Johansen commented, “The Summit Vineyard LLC proposal is the best option to meet PacifiCorp’s long-term resource requirements for our customers. The independently overseen request for proposal process identified several contenders, and the Lake Side project offers the best cost and risk balance for our customers.”

Further information

Andrew Jamieson	Head of Investor Relations	+44 141 636 4527
Colin McSeveny	Group Media Relations Manager	+44 141 636 4515